UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Accel Entertainment, Inc.

(Name of Issuer)

Class A-1 Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00436Q106

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00436Q106		13G	Page 2 of 9
1	NAME OF REPORTING PERSON TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,415,596 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,415,596 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,415,596 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0% (2)
12	TYPE OF REPORTING PERSON CO

(1) Includes (i) 2,439,812 Class A-1 Shares (as defined below) issuable upon exercise of the Warrants (as defined below) and (ii) 70,000 Class A-1 Shares issuable in respect of Class A-2 Shares (as defined below).

(2) The calculation assumes that there is a total of 80,673,918 Class A-1 Shares outstanding, which is the sum of (i) the 78,234,106 Class A-1 Shares outstanding as of November 20, 2019, based on information provided by the Issuer (as defined below) and after giving effect to the issuance of Class A-1 Shares upon exchange of Class A-2 Shares on January 14, 2020, and (ii) the 2,439,812 Class A-1 Shares issuable upon exercise of the Warrants reported herein.

CUSIP No. 00436Q106		13G	Page 3 of 9
1	NAME OF REPORTING PERSON David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,415,596 (3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,415,596 (3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,415,596 (3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0% (4)
12	TYPE OF REPORTING PERSON IN

(3) Includes (i) 2,439,812 Class A-1 Shares issuable upon exercise of the Warrants and (ii) 70,000 Class A-1 Shares issuable in respect of Class A-2 Shares.

(4) The calculation assumes that there is a total of 80,673,918 Class A-1 Shares outstanding, which is the sum of (i) the 78,234,106 Class A-1 Shares outstanding as of November 20, 2019, based on information provided by the Issuer and after giving effect to the issuance of Class A-1 Shares upon exchange of Class A-2 Shares on January 14, 2020, and (ii) the 2,439,812 Class A-1 Shares issuable upon exercise of the Warrants reported herein.

CUSIP No. 00436Q106		13G	Page 4 of 9
1	NAME OF REPORTING PERSON James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,513,444 (5)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,513,444 (5)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,513,444 (5)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1% (6)
12	TYPE OF REPORTING PERSON IN

(5) Includes (i) 2,439,812 Class A-1 Shares issuable upon exercise of the Warrants and (ii) 70,000 Class A-1 Shares issuable in respect of Class A-2 Shares.

(6) The calculation assumes that there is a total of 80,673,918 Class A-1 Shares outstanding, which is the sum of (i) the 78,234,106 Class A-1 Shares outstanding as of November 20, 2019, based on information provided by the Issuer and after giving effect to the issuance of Class A-1 Shares upon exchange of Class A-2 Shares on January 14, 2020, and (ii) the 2,439,812 Class A-1 Shares issuable upon exercise of the Warrants reported herein.

Item 1	(a).	Name of Issuer:

Accel Entertainment, Inc. (the “Issuer”)
Item 1	(b).	Address of Issuer’s Principal Executive Offices:

140 Tower Drive Burr Ridge, Illinois 60527

Item 2	(a).

Name of Person Filing:

This Amendment No. 1 to Schedule 13G is being filed jointly by TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), David Bonderman and James G. Coulter (each, a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

Group Advisors is the sole member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole shareholder of TPG Holdings III-A, Inc., a Cayman corporation, which is the general partner of TPG Holdings III-A, L.P., a Cayman limited partnership, which is the general partner of TPG Holdings III, L.P., a Delaware limited partnership, which is the sole member of TPG Pace Governance, LLC, a Delaware limited liability company (“TPG Pace Governance”), which holds (i) 3,905,784 shares of Class A-1 Common Stock, par value $0.0001 per share (“Class A-1 Shares”), of the Issuer, (ii)  warrants to purchase 2,439,812 Class A-1 Shares (“Warrants”) and (iii) 735,404 shares of Class A-2 Common Stock, par value $0.0001 per share (“Class A-2 Shares”), of the Issuer.

Excluding the Class A-1 Shares directly held by TPG Pace Governance, Mr. Coulter holds directly or indirectly 97,848 Class A-1 Shares.

Each warrant is exercisable for one Class A-1 Share until November 20, 2024.

Pursuant to the Issuer’s Amended and Restated Certificate of Incorporation and the Restricted Stock Agreement, dated as of November 20, 2019, the Class A-2 Shares are exchangeable into Class A-1 Shares on a one-for-one basis, subject to adjustment, in three separate tranches upon the satisfaction of certain triggers based on the Issuer’s financial performance, or upon certain other events, subject to certain exceptions as set forth in the Restricted Stock Agreement.  On January 14, 2020, the trigger for the first tranche was satisfied, and TPG Pace Governance exchanged 262,701 out of 332,701 first tranche Class A-2 Shares for an equal number of Class A-1 Shares.

Because of Group Advisors’ relationship to TPG Pace Governance, Group Advisors may be deemed to beneficially own the securities reported herein.  David Bonderman and James G. Coulter are sole shareholders of Group Advisors and may therefore be deemed to beneficially own the securities reported herein.  Messrs. Bonderman and Coulter disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Item 2	(b).

Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

Item 2	(c).	Citizenship: See responses to Item 4 on each cover page.
Item 2	(d).	Title of Class of Securities: Class A Ordinary Shares, par value $0.0001 per share (“Class A Ordinary Shares”)
Item 2	(e).	CUSIP Number: 00436Q106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

(a) AMOUNT BENEFICIALLY OWNED:

See responses to Item 9 on each cover page.

(b) PERCENT OF CLASS:

See responses to Item 11 on each cover page.

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE

See responses to Item 5 on each cover page.

(ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE

See responses to Item 6 on each cover page.

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

 See responses to Item 7 on each cover page.

(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See response to Item 2(a) above.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certifications
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

TPG Group Holdings (SBS) Advisors, Inc.

By:	/s/ Michael LaGatta
Name: Michael LaGatta
Title: Vice President

David Bonderman

By:	/s/ Bradford Berenson
Name: Bradford Berenson, on behalf of David Bonderman (7)

James G. Coulter

By:	/s/ Bradford Berenson
Name: Bradford Berenson, on behalf of James G. Coulter (8)

(7) Bradford Berenson is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Securities and Exchange Commission (the “Commission”) as an exhibit to a Schedule 13G filed by Mr. Bonderman on April 2, 2018 (SEC File No. 005-90172).

(8) Bradford Berenson is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Coulter on April 2, 2018 (SEC File No. 005-90172).

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.*

* Incorporated herein by reference to the Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011, which was previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011.